April 8, 2022

Via Edgar Transmission Mr. Eric Envall Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted March 14, 2022 CIK No. 0001881472

Dear Mr. Envall:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 25, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement submitted March 14, 2022

Cover Page

1.

We note your disclosure that during the years ended December 31, 2020 and 2019 and up to the date of this prospectus, the only transfer of assets among you and your subsidiaries consisted of cash. Please summarize here any limitations based upon your ability to transfer cash to or from the operating company to or from GCL or to investors under Hong Kong law. In addition, please disclose in the prospectus summary whether you have cash management policies that dictate how funds are transferred. The cover page should also include cross references to where these limitations and cash management policies are discussed further and to the condensed consolidating schedule and the consolidated financial statements.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page and pages 3, 4 to disclose that ME and its subsidiaries are not subject to any limitations and ME and its subsidiaries have not established any cash management policies, and included cross references to where these limitations and cash management policies are discussed further and to the condensed consolidating schedule and the consolidated financial statements.

Risks Relating to Doing Business in Jurisdictions We Operate, page 5
2.	In this section of your Prospectus Summary section, please include a cross reference to the five risk factors where these risks are discussed in greater detail.
Response: We respectfully advise the Staff that we have updated the disclosure on pages 4 to 6 to include cross references to the risk factors where these risks are discussed in greater detail.
Permission required from Hong Kong and Chinese authorities, page 7
3.	You state that as of the date of this prospectus, GCL is not required to obtain any permission or approval from Hong Kong authorities nor from any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CSRC or the CAC. Please explain how you determined that no permissions are required. If you relied on the advice of counsel, please name counsel here and include a consent from counsel as an exhibit. If you did not consult counsel, please discuss here why you did not. Similarly revise your risk factors section where appropriate.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page and on page 7 and 8 to disclose that we have been advised by Loeb & Loeb LLP that GCL is not required to obtain any permission or approval from Hong Kong authorities nor from any PRC authorities before listing in the U.S. The relevant risk factor on page 24 has also been updated.

We have included Loeb & Loeb LLP’s consent as an exhibit. See page II-4.

We rely on a limited number of key customers for our business, page 14
4.

Refer to your response to comment 1. Please clarify, if true, that the largest customer in each period was a different customer from the other periods discussed. Please also balance the second paragraph of this risk factor by discussing how this risk may be amplified by the limited number of IPOs you may sponsor in a given year.

Response: We respectfully advise the Staff that we have updated the disclosure on page 15 to clarify that the largest customers in each period was a different customer from the other periods discussed. We have also included discussion that this risk may be amplified by the limited number of IPOs we may sponsor in a given year.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

April 8, 2022

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated March 25, 2022, Magic Empire Global Limited (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAGIC EMPIRE GLOBAL LIMITED

By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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